Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No. 1-7627

Investor Notice

        Frontier and Holly have filed a preliminary joint proxy statement/prospectus and other documents regarding the proposed merger described in this news release with the Securities and Exchange Commission as part of a Registration Statement on Form S-4 filed by Front Range Himalaya Corporation. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus included in such Registration Statement because it contains important information about Frontier and Holly and the proposed transaction. A definitive joint proxy statement/prospectus will be sent to security holders of Frontier and Holly seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by Frontier and Holly with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024 or Holly Corp., attention: John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

        Frontier and Holly and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frontier and Holly in connection with the merger. Information about Frontier and Holly and their respective directors and officers can be found in Proxy Statements, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed by Frontier and Holly with the SEC. Additional information regarding the interests of those persons may be obtained by reading the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available.

NEWS
RELEASE

2003-09

FOR IMMEDIATE RELEASE
Contact: Doug Aron
(713) 688-9600 x145

FRONTIER OIL ENTERS INTO NEW CREDIT FACILITY

HOUSTON, TEXAS, May 29, 2003 – Frontier Oil Corporation (NYSE: FTO) announced that it has entered into an amended and restated revolving credit agreement with a group of banks led by Union Bank of California, N.A. and BNP Paribas. Commitments under the new working capital facility are $175 million and will increase to $250 million upon closing of the recently announced merger with Holly Corporation, which is expected in August. Cash advances under the revolving facility are currently limited to a maximum of $125 million, increasing to $200 million upon closing of the merger. The facility is secured by accounts receivable and inventory and is scheduled to mature on June 15, 2006.

The facility includes reduced interest rate spreads and letter of credit fees. In addition to a new financial covenant package reflective of the revised capital structure, important changes in the new agreement are the facilitation of intra-company funds flows and the provision for upstream and downstream guarantees.

Julie Edwards, Frontier’s Chief Financial Officer, commented, “We are pleased to have closed the new revolving credit facility in such a timely manner. The addition of several new lenders for the planned expansion of the facility will augment the capacity of our existing bank group. Coupled with our healthy cash position, the new facility should provide the merged company with more than adequate liquidity going forward. The facilitation of the intra-company funds flows will add additional strength to our senior note issues.”

Frontier operates a 110,000 barrel-per-day refinery located in El Dorado, Kansas, and a 46,000 barrel-per-day refinery located in Cheyenne, Wyoming, and markets its refined products principally along the eastern slope of the Rocky Mountains and in other neighboring plains states.

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the Holly merger, realization of expected synergies from the transaction, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

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